Exhibit (a)(1)

July 11, 2007

Dear Fellow Stockholders,

I wanted to let you know that your Board of Directors has unanimously recommended that stockholders reject Roche’s unsolicited offer to buy all of Ventana’s outstanding shares of common stock.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Ventana and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with its financial and legal advisors, your Board of Directors unanimously determined that Roche’s offer is inadequate and not in the best interests of Ventana stockholders.

Some of the factors relied upon by your Board of Directors in making its recommendation include:

•	The offer does not fully reflect Ventana’s standalone value as the leader in tissue-based cancer diagnostics, one of the fastest growing segments in the diagnostics industry;

•	The offer does not fully reflect the value of Ventana’s growth opportunities;

•	The offer is opportunistically timed to acquire value not fully reflected in Ventana’s stock price;

•	The offer is financially inadequate;

•	The offer does not reflect sharing of significant potential synergy value of a combination;

•	The offer represents a low control premium and low multiple compared to precedent transactions;

•	The offer values Ventana at a price below recent trading levels;

•	Ventana has a long and proven track record of delivering value to stockholders; and

•	The interests of Ventana’s Board and management team are closely aligned with the interests of Ventana’s stockholders.

A complete discussion of these and the other significant factors contributing to your Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

Christopher M. Gleeson

President and Chief Executive Officer

If you have any questions concerning the Schedule 14D-9 or need additional copies of Ventana’s publicly filed materials, please contact Sard Verbinnen & Co. at 312-895-4700 or Innisfree M&A Incorporated at 212-750-5833.